Exhibit (a)(29)
CANADA SOUTHERN PETROLEUM LTD.
PRESS RELEASE
FOR IMMEDIATE RELEASE
CANADA SOUTHERN ENCOURAGED BY STRONG SUPPORT FOR CANADIAN OIL SANDS OFFER
- Canadian Oil Sands exceeds minimum tender condition; Canada Southern Board recommends that remaining shareholders tender to the Canadian Oil Sands offer
CALGARY, AB, August 19th, 2006 – Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF)(TSX: CSW) today acknowledged that Canadian Oil Sands (TSX: COS.UN) has taken up and paid for approximately 65% of the outstanding common shares of Canada Southern validly deposited under its US$13.10 per share all-cash offer. In a press release earlier today, Canadian Oil Sands also announced that it has elected to provide a subsequent offering period (a bid extension in Canada), during which shareholders who have yet to tender their shares may do so and participate in the US$13.10 per share all-cash offer. The subsequent offering period will expire at midnight (Pacific daylight time) on Wednesday, September 6th, 2006.
“We are very encouraged to see that the majority of Canada Southern shareholders have recognized the value and certainty of the Canadian Oil Sands offer and have tendered their shares to it,” said Richard McGinity, Chairman of the Canada Southern Board. “The Canada Southern Board strongly recommends that those shareholders who have not already tendered to the Canadian Oil Sands offer do so before the subsequent offering period expires on September 6th.”
Canadian Superior’s ‘Participating Consideration’ No Longer Available
The Canada Southern Board also notes that, based on the conditions set forth in Canadian Superior Energy Inc.’s (“Canadian Superior”) amended offer dated August 9th, 2006, with Canadian Oil Sands exceeding its minimum tender condition of 50.01%, Canadian Superior is no longer offering the so-called “Participating Consideration” of 2 common shares of Canadian Superior, plus Cdn$2.50 cash, plus one “Special Exchangeable Share” for each Canada Southern share.
The only consideration Canadian Superior is now offering is the so-called “Original Consideration” of 2.75 common shares of Canadian Superior plus Cdn $2.50 cash for each Canada Southern share, which, as of the close of the market Friday, August 18th, was valued at only US$7.97.
If shareholders have already tendered to the current Canadian Superior offer, the Board recommends that shareholders withdraw them immediately. For assistance in doing so, shareholders are urged to contact The Proxy Advisory Group at toll free 1-866-678-1770.

About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 15,052,770 shares outstanding.
Important Legal Information
This press release may be deemed to be solicitation material in respect of the pending offers by Canadian Oil Sands and/or Canadian Superior Energy to acquire all of the outstanding common shares of Canada Southern. Canada Southern has filed in Canada and mailed to its shareholders separate Directors’ Circulars and supplemental Notices of Change to Directors’ Circulars and has filed with the United States Securities and Exchange Commission (the “SEC”) Solicitation/Recommendation Statements on Schedule 14D-9 which include the Directors’ Circulars and Notices of Change to Directors’ Circulars as exhibits thereto. These documents set forth the full response of the Board of Directors of Canada Southern to the Canadian Oil Sands offer and the Canadian Superior Energy offer. Shareholders are urged to read the Directors’ Circulars and the Notices of Change to Directors’ Circulars, as well as the related Solicitation/Recommendation Statements on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain, and will contain, important information. Shareholders may obtain free copies of the Directors’ Circulars, the Notices of Change to Directors Circulars and any other documents filed by Canada Southern in connection with the offers free of charge at the SEC’s website at www.sec.gov, from Canada Southern at www.cansopet.com, or by contacting The Proxy Advisory Group, LLC, the information agent retained by Canada Southern, at North American Toll Free Number: (866) 678-1770.
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For further information, please contact:

Media	Investors
Longview Communications Inc.	The Proxy Advisory Group, LLC
David Ryan	Toll free: (866) 678-1770
(604) 694-6031

Josh Pekarsky
(604) 694-6030